Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On February 7, 2019, Golub Capital BDC, Inc. (“GBDC”) held a conference call to discuss GBDC's financial results for the quarter ended December 31, 2018. The conference call contained information regarding GBDC's proposed acquisition of Golub Capital Investment Corporation ("GCIC"). The following are excerpts from the transcript of GBDC's February 7, 2019 conference call discussing GBDC's proposed acquisition of GCIC.

DAVID GOLUB: We remain very excited about the pending merger. To refresh your recollection, we discussed on our fiscal fourth quarter 2018 earnings call seven reasons we believe the merger with GCIC is compelling for GBDC.
First, the transaction will be immediately accretive to GBDC’s NAV, and I mean, NAV per share. Based on GBDC’s and GCIC’s NAV per share as of September 30, this accretion of GBDC’s NAV would be approximately 3.6%. We anticipate as GCIC continues to grow that this level of accretion is actually going to increase.
Second factor, because the transaction would be accretive to GBDC’s NAV per share, we think the transaction offers the potential for additional value creation assuming that GBDC continues to trade at the approximately 15% premium to NAV that GBDC has traded on average over the past three years.
Third factor, the combination of GBDC and GCIC would create the fourth largest externally managed publicly traded BDC by assets based on fair value of the holdings of each company as of 9/30.
Fourth, the increased market cap of GBDC following the merger is anticipated to deliver improved trading liquidity and broader analyst coverage.
Fifth, we expect the portfolio of the combined company to look a lot like standalone GBDC, so no new risks there.
Sixth, we expect the combined company to better access to the securitization market than either company on its own, giving the combined company greater opportunity to optimize the debt capital.
And finally, we expect some operational synergies from eliminating redundant expenses.
In short, we believe that combined GBDC/GCIC maintains all the elements that have made GBDC successful and gives us a number of additional advantages. We believe the increased scale of the combined company is expected to deliver tangible benefits, including incremental earnings power to support GBDC’s Board’s announced intention to increase GBDC’s quarterly dividend to $0.33 per share after the closing of the merger provided that the Board reserves the right to revisit this intention if market conditions or GBDC’s prospects meaningfully change.
Let me speak briefly to where the merger process stands. GBDC and GCIC filed their preliminary joint proxy statement with the SEC on December 21st immediately prior to the government shutdown.
Under normal circumstances, the SEC will conduct a full review of the proxy and provide initial comments about 40 days after the filing of the preliminary proxy. Unfortunately, the SEC’s formal review of the proxy was deferred until the government reopened on January 25th.
At this point, we can’t tell you exactly when we expect the proxy comments from the SEC to come back, and therefore, we can’t give you specific guidance about when we expect the transaction to close. It will depend in part on how long it takes the SEC to clear its backlog, and whether there’s another government shutdown before we hear back from them, but our target remains to close the transaction during the first half of 2019.
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ROBERT DODD: And then just on GCIC and GBDC, I mean, obviously, it kind of ties into your initial comments about twitchiness of the markets. I mean, isn’t there an incentive for GCIC investors to avoid the twitchiness of the equity market. You are taking advantage of some movements that might occur in the middle market. But one of the advantages of being in a non-traded vehicle is precisely avoidance of one of these extra layers of volatility that comes with being a publicly traded BDC versus a non-traded BDC. So is there -- do you think that’s unlikely to have influence on, A, how they vote or, B, whether Golub has -- Golub the platform - has another vehicle available without the public equity BDC wrapper around it for them to move into and get access to the attractive risk return of the middle market private lending business without the twitchiness of the equity market that goes along with a publicly-traded BDC.
DAVID GOLUB: Thanks for your questions. Let me address the first part of it first. When we created GCIC, we created it by attracting investments from large institutional investors who wanted to -- who bought into exactly what we are doing, who bought into our business plan.
Our business plan was to ramp [GCIC] up as a private entity and to look over time to either merge into GBDC or to take it public in some form to create a publicly traded platform. I am quite confident that that scheme is what our investors want, because that’s what we told them we were going to do and they -- this is the strategy they were enthusiastic about participating in.
From their perspective what the merger accomplishes is it takes them from having an illiquid investment in a private vehicle to having a more valuable investment in a liquid vehicle. I don’t know many investors who would pay a premium for illiquidity.
So here, our illiquid investors are getting the opportunity to get a premium and liquidity at the same time. My expectation is that GCIC investors will be very supportive of the merger based on discussions that we have had to-date. I see no data that support a different hypothesis.
Is there a market for a product for a BDC that’s permanently nonpublic for investors who are afraid of their own impulses if they have the opportunity to sell? I guess, maybe. I think that’s a little bit of a silly product, because you could replicate it as an investor by simply handcuffing yourself and saying you don’t have the opportunity to sell. Why you need to restrict your ability to sell by investing in an illiquid vehicle, I guess, I am puzzled by that one.
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FINN O’SHEA: Okay. And one more if I may. You put out the prospectus for the combination and there’s a delay there. One of your peers to the extent you are familiar is a little farther in the process and the SEC’s commentary or dialogue thus far is showing a pretty strict interpretation of merging these vehicles. So do you have any -- to the extent you are familiar with those, do you have any concerns on structures in place in your situation that may invoke pushback?
DAVID GOLUB: I am not sure I know this -- the details of the situation you are referencing. But the merger that we are endeavoring to do is a pretty straightforward merger between two externally managed BDCs. I don’t think we are plowing any new territory. So, no, I am not expecting any challenging regulatory issues.

Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.